ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
December 19, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

SUPPL

CYBIRD Holdings Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of CYBIRD Holdings Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Interim Business Report for Six-month Period from April 1, 2006 through September 30, 2006.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

dw 1/8

(Summary English Translation)

During Fiscal Year 2006 (9th Fiscal Year)

Interim Business Report

From Six-month Period from April 1, 2006 through September 30, 2006

CYBIRD Holdings Co., Ltd.

Interview with the Group CEO / To Our Shareholders

This section includes an interview with Kazutomo Robert Hori, the Group CEO, and a greeting from Fujio Komura, Chairman, and Hori.

New Organization

This section shows a new organization chart of CYBIRD Group.

Annual Forecast

This section shows an annual forecast of FY ending March, 2007.

Business Overview

Consolidated Income Statement (Summarized)

(Unit: thousands of yen) **(Unit: %)**

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)	Changes
Net sales	8,450,215	6,819,804	23.9
Cost of sales	4,884,096	4,508,425	8.3
Gross profit	3,566,119	2,311,379	54.3
Sales, general and administrative expenses	3,221,017	2,290,054	40.7
Operating income	345,102	21,325	1,518.3
Non-operating income	516	81,108	(99.4)
Non-operating expenses	2,290,813	37,575	5,996.5
Ordinary profit (loss)	(1,945,195)	64,858	-
Extraordinary profit	738	853,112	(99.9)
Extraordinary loss	58,927	531,711	88.9
Net income (loss) before income taxes	(2,003,384)	386,259	-
Income taxes	17,306	355,223	95.1
Prior year income taxes	40,844	-	-
Prior year adjustment of income taxes	98,650	79,109	24.7
Profit (loss) on minority interests	23,494	(146,047)	-
Net income (loss)	(2,183,680)	97,973	-

Consolidated Balance Sheet (Summarized)

(Unit: thousands of yen) **(Unit: %)**

	September 30, 2006	September 30, 2005	Changes
Assets			
I Current assets			
Cash and cash equivalent	2,060,808	2,935,154	
Account receivable	3,949,713	3,632,215	
Inventories	11,092	43,219	
Others	768,157	440,154	
Allowance for doubtful account	(25,185)	(30,417)	
Total current assets	6,764,586	7,020,326	(3.6)
II Property and equipment			
Tangible fixed assets	307,177	319,902	(4.0)
(Intangible fixed assets)			
Software	599,658	686,242	
Conso. adjustment account	-	74,007	
Goodwill	-	6,105,643	
Goodwill	5,917,427	-	
Others	213,891	140,538	
Total intangible fixed assets	6,730,977	7,006,432	(4.0)
(Investment and other assets)			
Investment securities	1,547,163	3,300,403	
Deposit with landlord	454,274	430,361	
Others	766,702	681,433	
Allowance doubtful accounts	-	(3,202)	
Total investment and other assets	2,768,140	4,408,995	(37.2)
Total property and equipment	9,806,295	11,735,330	(16.4)
Total Assets	16,570,881	18,755,656	(11.6)

(Unit: thousands of yen) (Unit: %)

	September 30, 2006	September 30, 2005	Changes
Liabilities			
I Current liabilities			
Accounts payable	1,666,526	1,496,182	
Short-term debt	2,654,855	300,385	
Accrued expenses	417,792	3,272,072	
Accrued income taxes	34,404	376,071	
Bonus payment reserve	94,924	40,090	
Others	188,402	152,029	
Total current liabilities	5,056,906	5,636,830	(10.3)
II Long-term liabilities			
Corporate bond	370,500	75,000	
Long-term debt	104,733	160,675	
Reserve for employee's retirement benefit	18,948	22,239	
Others	-	2,072	
Total fixed debt	494,182	259,986	90.1
Total liabilities	5,551,088	5,896,817	(5.9)
<Minority interests>			
Minority interests	-	402,881	
<Shareholders' Equity>			
I Common stock	-	5,426,925	
II Additional paid-in capital	-	5,483,621	
III Retained earnings	-	1,692,441	
IV Unrealized gain in available-for-sale securities	-	5,424	
V Foreign currency transaction adjustment	-	(152,454)	
Total shareholders' equity	-	12,455,957	
Total	-	18,755,656	
<Net Assets>			
I Shareholders' equity			
Common stock	5,503,317	-	
Additional paid-in capital	5,560,012	-	
Retained earnings	(771,358)	-	
Total shareholders' equity	10,291,971	-	
II Valuation and translation			

adjustments			
Unrealized gain in available-for-sale securities	10,316	-	
Foreign currency translation adjustments	(56,132)	-	
Total valuation and translation adjustments	(45,816)	-	
III Subscription right	3,555	-	
IV Minority interests	770,082	-	
Total net assets	11,019,793	-	
Total	16,570,881	-	

Consolidated Cash Flow Statement (Summarized)

(Unit: thousands of yen)

	Interim period ended September 30, 2006 (From April 1, 2006 To September 30, 2006)	Interim period ended September 30, 2005 (From April 1, 2005 To September 30, 2005)
Cash flow from operating activities	274,858	(905,919)
Cash flow from investing activities	(2,589,730)	(3,987,227)
Cash flow from financing activities	2,431,765	4,429,324
Foreign currency translation adjustment of cash and cash equivalents	(3,077)	(103,685)
Increase (decrease) in cash and cash equivalents	113,816	(567,507)
Cash and cash equivalents at the beginning of period	1,697,936	3,253,984
Cash and cash equivalents at the end of period	1,811,752	2,686,477

Consolidated Statement of Changes in Shareholders' Equity (From April 1, 2006 to September 30, 2006)

(Unit: thousands of yen, round down)

	Shareholders' equity			
	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at March 31, 2006	5,451,700	5,508,395	1,450,860	12,410,956
Changes				
Share issue	51,616	51,616	-	103,233
Cash dividend	-	-	(38,538)	(38,538)
Net income	-	-	(2,183,680)	(2,183,680)
Net increase (decrease) except for items under shareholders' equity	-	-	-	-
Total	51,616	51,616	(2,222,218)	(2,118,985)
Balance at September 30, 2006	5,503,317	5,560,012	(771,358)	10,291,971

(Unit: thousands of yen, round down)

	Valuation / Translation Adjustment			Subscription right	Minority interests	Total
	Unrealized gain in available-for-sale securities	Foreign currency translation adjustments	Total			
Balance at March 31, 2006	2,829	10,592	13,422	-	723,331	13,147,710
Changes						
Share issue	-	-	-	-	-	103,233
Cash dividend	-	-	-	-	-	(38,538)
Net income	-	-	-	-	-	(2,183,680)
Net increase (decrease) except for items under shareholders' equity	7,486	(66,725)	(59,238)	3,555	46,751	(8,932)
Total	7,486	(66,725)	(59,238)	3,555	46,751	(2,127,917)
Balance at September 30, 2006	10,316	(56,132)	(45,816)	3,555	770,082	11,019,793

Stock Information (as of September 30, 2006)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of September 30, 2006)

This section mentions the name, date of establishment, amount of capital, number of employees, description of business, names of board members, banks of account, and name of companies of consolidated CYBIRD group.